UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*


ePlus Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

294268107
(CUSIP Number)

Hovde Capital Advisors LLC
Suite 350
122 W. Washington Avenue
Madison, WI  53703
Attn:  Eric Hovde / Jared Clevers
(608)-255-5175
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 25, 2014
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following
box.[    ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ?240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 294268107

1
Names of Reporting Persons: Eric D. Hovde

2
Check the Appropriate Box if a Member of a Group (See
Instructions):


(a)           [ ]

(b)           [ ]

3
SEC Use Only

4
Source of Funds (See Instructions):  PF /AF

5
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6
Citizenship or place of organization: Citizenship - United
States of America


Number
of Shares
Beneficially
Owned by
Each
Reporting
Person With
7           Sole Voting Power: 296,510 Shares


8           Shared voting power: 176,820 Shares


9            Sole dispositive power: 296,510 Shares


10           Shared dispositive power:  176,820
Shares


11
Aggregate amount beneficially owned by each reporting person:
473,330 Shares FN1

12
Check if the aggregate amount in row (11) excludes certain
shares (see instructions): [   ]

13
Percent of class represented by amount in row (11):
6.40%  FN1

14
Type of reporting person (see instructions): IN (Individual)








CUSIP No: 294268107

1
Names of reporting persons:    Hovde Capital Advisors LLC

2
Check the appropriate box if a member of a group (see instructions):

(a)           [ ]

(b)           [ ]

3
SEC Use Only

4
Source of funds (see instructions):  AF

5
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6
Citizenship or place of organization: Place of Organization ?
State of Delaware


Number
of Shares
Beneficially
Owned by
Each
Reporting
Person With
7           Sole voting power: 0 Shares

8           Shared voting power: 146,555 Shares

9            Sole dispositive power: 0 Shares

10           Shared dispositive power: 146,555 Shares

11
Aggregate amount beneficially owned by each reporting person:
146,555 Shares FN1

12
Check if the aggregate amount in row (11) excludes certain
shares (see instructions): [   ]

13
Percent of class represented by amount in row (11): 1.98% FN1

14
Type of reporting person (see instructions): IA (Investment
Adviser)


FN 1.           This Amendment No. 14 (?Amendment No. 14?) to
this Schedule 13D (the ?Schedule 13D?) is being filed by the Reporting Persons (as defined below) with respect to 473,330 shares (the ?Reported Shares?) of common stock, par value $0.01 (the ?Shares?), of ePlus inc (the ?Issuer?), which constitutes approximately 6.40% of the issued and outstanding Shares. For purposes hereof, the term ?Reporting Persons? means Eric D. Hovde, a citizen of the United States (?EDH?), and Hovde Capital Advisors LLC, a Delaware limited liability company (the ?Investment Manager?). As described below, a portion of the Shares are owned directly by: (i) Financial Institution Partners III, L.P., a Delaware limited partnership (?FIP III?), a private investment vehicle and (ii) the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (?The Foundation?). Hovde Capital, Ltd., a Nevada limited liability company (?HCLTD?) is the general partner of FIP III. HCLTD has delegated voting and dispositive power over the Shares held by FIP III to the Investment Manager. EDH is a managing member of the Investment Manager and of HCLTD. EDH is a trustee of the Foundation.

The direct beneficial owners of the Reported Shares are as follows:

EDH: 296,510 Shares;
FIP III: 146,555 Shares; and
The Foundation: 30,265 Shares.

Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of his or its pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.






Introduction

This Amendment No. 14 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission on March 16, 1999, as amended by Amendment No. 1 on May 7, 1999, Amendment No. 2 on May 5, 2000, Amendment No. 3 on January 22, 2003, Amendment No. 4 on July 2, 2003, Amendment No. 5 on December 2, 2003, Amendment No. 6 on December 11, 2003, Amendment No. 7 on May 6, 2005, Amendment No. 8 on June 30, 2005, Amendment No. 9 on August 14, 2006, Amendment No. 10 on August 16, 2006, Amendment No. 11 on November 21, 2006, Amendment No. 12 on August 11, 2010, and Amendment No. 13 on November 12, 2013, relating to the Shares.

The Schedule 13D is being amended and supplemented to, among other things, reflect changes in the number of Shares beneficially owned by the Reporting Persons. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 14 in connection with the disposition by the Reporting Persons of 1% or more of securities of the Issuer. This Amendment is being filed to amend Items 5(a)-(c) as follows:

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Persons may be deemed to beneficially own 473,330 Shares, which represents 6.40% of the issued and outstanding Shares, assuming there are 7,398,062 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer?s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2014. Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting
Person
Shares
Beneficially
Owned

Percent of
Outstanding
Sole Power
Shared Power
EDH
473,330
Shares
6.40
296,510
176,820
Shares
Investment
Manager
146,555
Shares
1.98
-
146,555
Shares






(b)
See Item 5(a) above.

(c)
Within the last sixty days, the Reporting Persons consummated the following transactions:


(i)
On September 25, 2014, EDH acquired 1,339 Shares. EDH, a director of the Issuer was issued 1,339 restricted shares of common stock of the Issuer pursuant to EDH?s election to receive the restricted shares in lieu of cash compensation as permitted under the Issuer?s 2008 Non-Employee Director
Long Term Incentive Plan (the ?2008 Plan?).


(ii)
On October 1, 2014, EDH acquired 334 Shares. EDH, a director of the Issuer was issued 334 restricted shares of common stock of the Issuer pursuant to EDH?s election to receive the restricted shares in lieu of cash compensation as permitted under the 2008 Plan.














SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                Dated:
November 25, 2014

ERIC D. HOVDE




/s/ Eric D. Hovde




HOVDE CAPITAL ADVISORS LLC


By:
/s/ Eric D. Hovde

Name:
Title:
Eric D. Hovde
Managing Member